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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                       ----------------------------------

                                  SCHEDULE 13D
                               (Amendment No. 12)
                    Under the Securities Exchange Act of 1934

                                Big O Tires, Inc.
                              --------------------
                                (Name of Issuer)


                     Common Stock, par value $.10 per share
                       ----------------------------------
                         (Title of Class of Securities)


                                  000-0893-241
                                 --------------
                                 (CUSIP Number)


                              Kenneth W. Pavia, Sr.
                          Balboa Investment Group, L.P.
                            1101 E. Balboa Boulevard
                          Newport Beach, CA 92661-1313
                                 (714) 675-3850

                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  May 31, 1995
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

          Check the following box if a fee is being paid with the statement: [ ]

               Page 1 of 11 Pages

               Exhibit Index is on Page 10


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                                  SCHEDULE 13D
                                                              Page 2 of 11 pages
CUSIP No. 000-0893-241
          ------------

1.   Name of Reporting Person

     Balboa Investment Group, L.P.

2.   Check the Appropriate Box if a Member of a Group                 (a)  [X]
                                                                      (b)  [ ]

3.   SEC Use Only

4.   Source of Funds

     WC

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Item 2(d) or 2(e)                                         [ ]

6.   Citizenship or Place of Organization

     California

                    7.   Sole Voting Power

                         309,500 shares of Common Stock
Number of
Shares              8.   Shared Voting Power
Beneficially
Owned By                 -0-
Each
Reporting           9.   Sole Dispositive Power
Person
With                     309,500 shares of Common Stock

                    10.  Shared Dispositive Power

                         -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     309,500 shares of Common Stock

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]

13.  Percent of Class Represented by Amount in Row (11)

     9.3%

14.  Type of Reporting Person

     PN

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                                  SCHEDULE 13D
                                                              Page 3 of 11 pages
CUSIP No. 000-0893-241
          ------------

1.   Name of Reporting Person

     Kenneth W. Pavia, Sr.

2.   Check the Appropriate Box if a Member of a Group                  (a) [X]
                                                                       (b) [ ]

3.   SEC Use Only

4.   Source of Funds

     PF, AF

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                                        [ ]

6.   Citizenship or Place of Organization

     United States

                    7.   Sole Voting Power

                         309,500 shares of Common Stock
Number of
Shares              8.   Shared Voting Power
Beneficially
Owned By                 -0-
Each
Reporting           9.   Sole Dispositive Power
Person
With                     309,500 shares of Common Stock

                    10.  Shared Dispositive Power

                         -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     309,500 shares of Common Stock

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]

13.  Percent of Class Represented by Amount in Row (11)

     9.3%

14.  Type of Reporting Person

     IN


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          This Amendment No. 12 to Schedule 13D is being filed on behalf of
Balboa Investment Group, L.P. and Mr. Kenneth W. Pavia, Sr. (collectively, the "Reporting Persons") to amend the Schedule 13D filed March 1, 1993, as amended (the "Schedule 13D"), relating to the common stock, par value $.10 per share (the "Shares"), of Big O Tires, Inc., a Nevada corporation (the "Company").

          This Schedule 13D is subject to the recently adopted electronic filing requirements of the Securities and Exchange Commission. In accordance with Rule 101(a)(2)(ii) of Regulation S-T under the Securities Exchange Act of 1934, as amended, this Amendment restates portions of the entire text of the Schedule 13D since it is the first electronic amendment.


ITEM 1.   SECURITY AND ISSUER.

          This statement relates to the Shares issued by the Company, whose principal executive offices are located at 11755 East Peakview Avenue, Englewood, Colorado 80111.


ITEM 2.   IDENTITY AND BACKGROUND.

          (a) - (c), (f) This statement is being filed by Balboa Investment Group, L.P., a California limited partnership (the "Partnership"), and Mr. Kenneth W. Pavia, Sr., the sole general partner of the Partnership. The Partnership's principal business is investing in marketable securities and Mr. Pavia's principal business is to make and hold investments. The principal office of each of the Partnership and Mr. Pavia is located at 1101 E. Balboa Boulevard, Newport Beach, CA 92661-1313. Mr. Pavia is a citizen of the United States of America.

          (d) and (e)    During the last five years, neither of the Reporting
Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          As of February 26, 1993, as reported in the initial filing on Schedule 13D, the Partnership held 282,000 Shares, all of which were contributed to the Partnership by its limited partners. The limited partners acquired such Shares from their respective working capital or personal funds. Through May 31, 1995, the Partnership purchased on NASDAQ an aggregate of 95,000 Shares and sold an aggregate of 70,500 Shares for a total net purchase price of $299,225.50, which purchase price was paid through the use of cash provided by capital contributions and the Partnership's working capital. Certain of the


                                        4
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Shares held by the Partnership on May 31, 1995 were subject to standard margin arrangements totalling $1,216,548.97.


ITEM 4.   PURPOSE OF TRANSACTION.

          The Reporting Persons acquired the Shares as an investment and view their investment as having significant potential for increased value. The Reporting Persons have had discussions with management regarding methods of increasing sales, cash flow and profitability. A press release concerning the initial acquisition of Shares by the Partnership was filed previously as an exhibit to the Schedule 13D.

          The Reporting Persons may, subject to the continuing evaluation of the factors discussed herein, acquire from time to time additional Shares in the open market or in privately negotiated transactions, by exchange offer or otherwise, including through additional capital contributions of new or existing partners. Depending on the factors discussed herein, the Reporting Persons may, from time to time, retain or sell all or a portion of their holdings of the Shares in the open market or in privately negotiated transactions. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons' review of numerous factors, including, among other things, the availability of Shares for purchase and the price levels of such Shares; general market and economic conditions; ongoing evaluation of the Company's business, operations and prospects; the relative attractiveness of alternative business and investment opportunities; the actions of the management and the Board of Directors of the Company; and other future developments.

          By letter dated April 27, 1993 to the Company, a representative of the Partnership outlined certain topics which the Partnership intended to discuss with the Company relating to enhancing the value of the Shares. Representatives of the Partnership discussed with management various approaches to enhance shareholder value. A copy of such letter, and a related press release dated May 11, 1993, were filed previously as exhibits to the Schedule 13D.

          On September 13, 1993, the Partnership sent a letter to Steven P. Cloward, the President of the Company, proposing that the Company expand the size of the Board to add two new directors who would be recommended by Mr. Pavia. Copies of the letter and a press release relating thereto issued by the Partnership were filed previously as exhibits to the Schedule 13D. On September 29, 1993, the Partnership announced that it had named one nominee, who subsequently was elected to the Board.

          On December 21, 1993, Mr. Pavia delivered a letter to the Company notifying the Company of his intention to present the following proposal (the "Proposal") at the Company's 1994 annual meeting of shareholders, and requesting that the Proposal and the supporting statement set forth below be included in the Company's Proxy Statement for the 1994 annual meeting of shareholders.


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          RESOLVED:  That the shareholders of the company recommend and deem it desirable and in their best interest that the Board of Directors immediately engage the services of a nationally recognized investment banker to explore all alternatives to enhance the values of the company. Those alternatives should include, but not be limited to, the possible sale, merger, or go-private transaction involving the company, or the return to conducting business as a cooperative.

          SUPPORTING STATEMENT: In support of the above resolution, proponent believes that in view of the unacceptable return on assets, the lack of public interest in the securities of the issuer, the present conflicts of the board as it is presently configured, the lack of depth of management, and the laggard stock price, that the Board of Directors should take immediate action to engage the services of an investment banker to explore all alternatives to enhance the value of the company. Proponent also believes that this action would be in accordance with the fiduciary obligations of the Board of Directors. The Board of Directors must understand that the shareholders' interests would now be best served by prompt, diligent, and good faith implementation of the above resolution.

          Shareholders should vote "FOR" the proposal.

          On June 9, 1994, the Partnership issued a press release announcing that the Company's shareholders had adopted the Proposal. A copy of such press release and other press releases and letters which Mr. Pavia published in connection with the Proposal have been filed previously as exhibits to the
Schedule 13D.

          On September 22, 1994, the Company announced that its investment committee, which was formed to implement the Proposal, would be assisted by Mr. Pavia in its efforts to evaluate alternatives for enhancing the Company's value. At that time, Mr. Pavia and the Partnership entered into a confidentiality agreement with the Company, a copy of which was filed previously as an exhibit to the Schedule 13D.

          On March 17, 1995, Mr. Pavia entered into a confidentiality agreement with the Big O Tire Dealers of America, a California mutual benefit corporation ("BOTA"). BOTA announced that it was formed to provide the Company's dealers with a body which could represent them in their efforts to achieve their shared goals in owning a Company dealership, including, without limitation, the possibility of returning the Company to its original position as a private company. BOTA announced that it, along with certain members of Company management (the "Management Members"), were exploring a possible acquisition of the Company. Mr. Pavia indicated that he intended to discuss with BOTA the possibility of the Partnership's selling its Shares in connection with such possible acquisition of the Company. Such sale, if any, would be for cash, securities or some combination thereof and would be on terms and conditions agreed upon by the parties. A copy of the confidentiality agreement was filed previously as an exhibit to the Schedule 13D.

          In April 1995, BOTA and the Management Members submitted an offer to the Company to acquire all of the outstanding Shares not owned by them for $16.00 per share in a cash merger (the "$16 Proposal"). BOTA has discussed with Mr. Pavia the possibility of acquiring the Shares owned or controlled by Mr. Pavia at the purchase price of $16.00 per Share and reimbursing Mr. Pavia for the amount of the actual costs and expenses incurred by Mr. Pavia or entities controlled by him in connection with all matters pertaining to the Proposal; provided that the expense and cost reimbursement shall not exceed $625,000.
Such sale, if any, would be for cash, securities or some combination thereof, and would be on terms and conditions agreed upon by the parties. It is anticipated that any such acquisition would be contingent upon, among other things, the finalization of an agreement pursuant to which BOTA would acquire the Company.

          BOTA has informed Mr. Pavia of two proposals which BOTA and the Management Members intend to bring before the annual meeting of the Company's shareholders to be held on June 7, 1995. Such proposals recommend that the Company's Board of Directors (1) eliminate the Company's shareholder rights plan and (2) commence the good faith consideration of the $16 Proposal. Mr. Pavia has informed representatives of BOTA that he supports the proposals.

          Although the foregoing reflects activities presently contemplated by the Reporting Persons with respect to the Company, the foregoing is subject to change at any time. Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) As of the close of business on May 31, 1995, the Partnership owned 309,500 Shares, which represented approximately 9.3% of the 3,312,143 Shares outstanding on May 10, 1995, as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1995. Mr. Pavia does not hold any Shares directly, but, as the sole general partner of the Partnership, he may be deemed to beneficially own Shares which are beneficially owned by the Partnership.

          (b) The Partnership has the sole power to vote and dispose of the Shares which it owns directly. Mr. Pavia, as the sole general partner of the Partnership, has the power to vote and/or dispose of all Shares with respect to which the Partnership has the power to vote and/or dispose.

          (c) During the past 60 days, the Reporting Persons have not effected any transactions in the Shares.

          (d)  Not applicable.

          (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          The Partnership was formed and is governed by the Limited Partnership Agreement dated as of February 2, 1993 (the "Partnership Agreement"). The discussion of the terms of the Partnership Agreement contained in this Item 6 is only a brief summary and is qualified in its entirety by reference to the Partnership Agreement, which was filed previously as an exhibit to the
Schedule 13D. The Partnership was formed to engage in the business of purchasing, holding and disposing of securities of the Company. Pursuant to the terms of the Partnership Agreement, Mr. Pavia has the authority to perform all acts necessary to carry out the purposes and business of the Partnership pursuant to the Partnership Agreement. As general partner of the Partnership, Mr. Pavia has a 12.5% interest in the profits of the Partnership.

          In September 1994, Mr. Pavia, the Partnership and the Company entered into a confidentiality agreement, a form of which was filed previously as an exhibit to the Schedule 13D.

          In March 1995, Mr. Pavia and BOTA entered into a confidentiality agreement, a form of which was filed previously as an exhibit to the Schedule 13D.

          The information contained in Item 4 above is incorporated herein by reference. Except as set forth herein, neither of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit 1.     Joint Filing Agreement dated as of May 31, 1995.

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                                    SIGNATURE

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  May 31, 1995                    Balboa Investment Group, L.P.

                                             By: /s/ Kenneth W. Pavia, Sr.
                                                 -----------------------------
                                              Name:  Kenneth W. Pavia, Sr.
                                              Title: General Partner



Dated:  May 31, 1995                           /s/ Kenneth W. Pavia, Sr.
                                             ---------------------------------
                                             Kenneth W. Pavia, Sr.

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                                  EXHIBIT INDEX


Exhibit No.                          Exhibit                                Page
- -----------                          -------                                ----

1.               Joint Filing Agreement dated as of May 31, 1995.            11

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                                    EXHIBIT 1

                             JOINT FILING AGREEMENT


          In accordance with Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $.10 per share, of Big O Tires, Inc., a Nevada corporation, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

          IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of May 31, 1995.

                                             Balboa Investment Group, L.P.

                                             By: /s/ Kenneth W. Pavia, Sr.
                                                --------------------------------
                                              Name:  Kenneth W. Pavia, Sr.
                                              Title: General Partner


                                               /s/ Kenneth W. Pavia, Sr.
                                             -----------------------------------
                                             Kenneth W. Pavia, Sr.